Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201338
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 12, 2016)
36,754,769 Shares
MPM Holdings Inc.
Common Stock

This is supplement no. 2 to the prospectus dated May 12, 2016 that relates to the offer and resale of up to an aggregate of 36,754,769 shares of common stock of MPM Holdings Inc. (the “Company”) by the selling stockholders identified in the prospectus. The shares being offered by the selling stockholders have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing Registration No. 333-201338. We are not selling any shares under the prospectus. We will not receive any proceeds from the sale of shares being offered by the selling stockholders.

The selling stockholders may offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” at prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares through agents they select or through underwriters and dealers they select. The selling stockholders also may sell shares directly to investors. If the selling stockholders use agents, underwriters or dealers to sell the shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our common stock is quoted on the OTCQX Marketplace (the “OTCQX”) under the symbol “MPMQ”. On August 4, 2016, the closing price of our common stock on the OTCQX was $10.90 per share.

Recent Developments
We have attached to this prospectus supplement the Form 8-K of the Company filed on August 4, 2016. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated May 12, 2016, as supplemented from time to time.

See “Risk factors” beginning on page 12 of the prospectus for a discussion of certain risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 4, 2016

MPM HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-201338	47-1756080
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

MOMENTIVE PERFORMANCE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-146093	20-5748297
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

260 Hudson River Road Waterford, NY 12188	(518) 233-3330
(Address of principal executive offices including zip code)	(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In accordance with the Board Composition Agreement, dated as of October 24, 2014 (the “Agreement”), by and among MPM Holdings Inc., a Delaware corporation (the “Company”), and each of the stockholders of the Company party thereto, as a result of a vacancy on the Company’s Board of Directors (the “Board”) and pursuant to notice given by the Independent Directors (as defined in the Agreement), on August 4, 2016 Theodore (Ted) Butz was appointed as a director to serve on the Board. Mr. Butz replaces Jason G. New who resigned from the Board as of August 4, 2016. Mr. Butz has also been elected to serve on the Environment, Health and Safety Committee of the Board.

Mr. Butz is entitled to receive compensation applicable to all of the Company's directors as described in the Company's Annual Report on Form 10-K filed on March 1, 2016, under the sub-heading “Narrative to the Director Compensation Table.” There is no other material Company plan, contract or arrangement in which Mr. Butz will participate in connection with his appointment.

A copy of this news release dated August 4, 2016 is being filed as Exhibit 99.1 to this current report and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

On August 4, 2016, the Company issued a news release announcing its Second Quarter 2016 results.  A copy of this news release is being filed as Exhibit 99.2 to this current report.

Item 9.01 Financial Statements and Exhibits

(d)    Exhibits

Exhibit 99.1	News Release dated August 4, 2016 announcing new director.
Exhibit 99.2	News Release dated August 4, 2016 announcing MPM Holdings Inc.'s Second Quarter 2016 results conference call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MPM HOLDINGS INC.

Date: August 4, 2016	/s/ Erick R. Asmussen
Erick R. Asmussen
Chief Financial Officer

MOMENTIVE PERFORMANCE MATERIALS INC.

/s/ Erick R. Asmussen
Erick R. Asmussen
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated August 4, 2016 announcing new director.
99.2	News Release dated August 4, 2016 announcing MPM Holdings Inc.'s Second Quarter 2016 results conference call.

Exhibit 99.1

260 Hudson River Road Waterford, NY 12188 momentive.com	NEWS RELEASE

FOR IMMEDIATE RELEASE

Theodore H. Butz Joins Momentive’s Board of Directors

WATERFORD, N.Y. (August 4, 2016) - MPM Holdings Inc. (“Momentive”) today announced that Theodore (Ted) Butz has been elected to Momentive’s Board of Directors, effective immediately. Mr. Butz will also be a member of the Environment, Health & Safety Committee. Mr. Butz replaces Jason G. New who resigned from Momentive’s Board of Directors on August 4, 2016.

Mr. Butz brings over 30 years of experience in building specialty chemicals businesses. From 2011 through 2016, Mr. Butz was President and Chief Executive Officer of Pinova Holdings, Inc., a leading supplier of essential natural and renewable materials for fragrance, food and specialty industrial applications.

Prior to Pinova, Mr. Butz was Group President for the Specialty Chemicals business at FMC Corporation. During his tenure at FMC, Mr. Butz held a variety of domestic and international leadership positions serving diverse markets and had responsibility for corporate-wide strategy and development activities, as well as corporate health and safety functions. Mr. Butz holds an M.B.A. from the University of San Francisco and a B.S. in Finance from Arizona State University.

“We believe Ted’s extensive breadth of knowledge, experience, and proven track record will be valuable as Momentive continues its strategic growth initiatives,” said Bradley Bell, Chairman of the Board. “We appreciate his willingness to serve as a director and look forward to benefiting from his judgment and counsel.”
About Momentive

Momentive is a global leader in silicones and advanced materials, with a 75-year heritage of being first to market with performance applications for major industries that support and improve everyday life. Momentive delivers science-based solutions, by linking custom technology platforms to opportunities for customers. Additional information is available at www.momentive.com.

Contact
Media and Investors:
John Kompa
614-225-2223
john.kompa@momentive.com